Hampshire International Business Park Basingstoke Hampshire RG24 8EP UK Tel +44 1256 894000 Fax +44 1256 894708 http://www.shire.com

Kei Ino, Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

June 7, 2007

Re:	Shire plc
Form 10-K for Fiscal Year Ended December 31, 2006 Filed March 1, 2007 File No. 000-29630

Dear Ms Ino,

As we discussed on the telephone, we are considering our response to your comment letter dated June 1, 2007.
In order to ensure the completeness and accuracy of our response, we will be conducting a detailed review of the items concerned, and the relevant disclosures in the above filing.

We anticipate being able to complete this review and provide a response to the SEC by Friday June 29th.  We trust that this is acceptable.

Sincerely,

/s/ James Bowling

James Bowling
VP, Group Reporting

cc. Angus Russell, Chief Financial Officer